RECEIVED
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

02 AUG 19 AM 9:29

Selfridges plc

Our Ref. 50005

The Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Washington DC 20549
U S A

02049346

05 August 2002

Dear Sirs

Re: Selfridges File No: 82-4818

Please find enclosed copies of recent announcements made to the London Stock Exchange on 02 August 2002.

Yours faithfully

Ann Shrimpton
Company Secretary's Office

SUPPL

Encs.

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

8/19

SEC

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
Selfridges PLC	Blocklisting Interim Review		16:16 2 Aug 02

Full Announcement Text

Schedule 5 - Block Listing Six-Monthly Return

1 Name of company:

Selfridges plc

2 Name of Scheme:

Long Term Incentive Scheme

Savings Related Share Option Scheme

3 Period of Return - From:

22nd January 2002

To:

26th July 2002

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of las period:

Long Term Incentive Scheme - 4,512,278 Ordinary Shares of 25p each

Savings Related Share Option Scheme - 4,616,765 Ordinary Shares of 25p each

5 Number of shares issued/allotted under scheme during period:

Long Term Incentive Scheme - 482,040

Savings Related Share Option Scheme - 144,107

6 Balance under scheme not yet issued/allotted under scheme at end of period:

Long Term Incentive Scheme - 4,030,238

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admissi

Long Term Incentive Scheme - 5,000,000 Ordinary Shares of 25p each on 20 July 1998.

Savings Related Share Option Scheme - 5,000,000 Ordinary Shares of 25p each on 20 July 1998.

Please confirm total number of shares in issue at the end of the period in order for us to update our reco

154,232,959 Ordinary Shares of 25p each.

Contact name for queries:

Alan Camplin-Smith, Secretary

Contact telephone number:

020 7318 3018

Contact address:

Selfridges plc

400 Oxford Street

London

W1A 1AB

Name of person making return:

Alan Camplin-Smith

Position of person making return:

Secretary

END

Company	Selfridges PLC
TIDM	SLF
Headline	Trading Statement-Replacement
Released	08:46 31 Jul 2002
Number	3410Z

Selfridges plc

Correction to Trading Statement

31 July 2002

Correction

The Issuer advises that the following replaces the Trading Statement announcement released today at 07:00 under RNS number 3300Z.

In its announcement earlier today, Selfridges referred to the 25 weeks ended 13 July 2002 in error. The trading statement in fact covers the 25 weeks ended 27 July 2002. All other details remain unchanged. A corrected version follows below.

Background

In order to comply with best practice and to provide regular and timely trading information, Selfridges intends to release an update on trading each year following the end of the Summer Sale. This is the first such statement and precedes the interim results for the 26 weeks ending 3 August 2002, due to be announced on Thursday 19 September 2002.

-

Summary

- Sales for the 25 weeks ended 27 July 2002 were 6% above last year
- Like for like sales increase
    - Oxford Street up 5%
    - Trafford Centre up 14%

Oxford Street

Sales at Oxford Street, up 5%, have been consistently above last year throughout the 25 week period. Menswear, Womenswear and Leisure are all recording strong increases, particularly with the launch of the new Sports department in June.

has been the primary reason for the increase in the mix of concession sales at Oxford Street to 52% from 46% last year, with consequent savings in branch payroll. The impact of technology concessions has reduced the concession rate by 1.4%.

The margin rate on own bought merchandise is currently slightly above last year.

Trafford Centre

Sales at Trafford Centre, up 14%, continue to record significant increases in Cosmetics, Menswear and Womenswear. Margin rates are expected to be slightly below the previous year due to a minor increase in the mix of concession sales and technology products.

Manchester City Centre

Our third store, in Manchester's Exchange Square, remains on schedule to open in early September 2002.

- - - ends - - -

Enquiries:

Selfridges plc:

Peter Williams, Finance Director 020 7318 3200

Brunswick: 020 7404 5959

Charlotte Elston 07974 982463

Nina Richmond 07974 982558

- - - - -

Peter Williams, Finance Director, will host a conference call for analysts at 9.00am BST today. The dial-in number will be 020 8240 8248 and participants are to quote the passwords "Selfridges" and "Peter Williams".

END